Exhibit 1

February 24, 2023

Sent via email to: jason@ila.company

International Land Alliance, Inc. (“ILLA”)

350 10th Avenue, Suite 1000
San Diego, CA 92101

Attention:	Mr. Jason Sunstein, CFO and
Mr. Frank A. Ingrande, President & Director

Re:	Estimated Fair Market Value of the recently
acquired Assets by ILLA, as described herein.

Gentlemen:

The EMCO/ Hanover Group (“EMCO’ Hanover”) was requested to render an Opinion of the Property Assets (“Assets”) outlined herein as to what capitalized Fair Market Value (“FMV”) should be assigned to certain recently acquired Property Assets, described herein and recently acquired by ILLA, as of the date of the date of this Opinion. Herein is the basis of EMCO/ Hanover’s Opinion.

Conclusion

EMCO/ Hanover’s Opinion is that the Fair Market Value of the Assets defined herein is: $53.0M as calculated below. This is based that there is sufficient borrowing capability on these Assets plus expressed interests from certain investors to meet whatever additional cash flow is required to meet the Company’s cash demand. In addition the Company has an NOL of roughly $19M at September 30, 2022 to add to its Cash Flow capabilities.

6770 Indian Creek Drive, Penthouse G, Miami Beach, Florida 33141

Telephone: (310) 405-3393 Website: www.emcohanover.com

Email:bbarren@verizon.net

1

28.78x (the assigned Price/ Earnings Multiple noted herein, for the capitalization of earnings) x $2,823,153 (projected net earnings for FYE 2023) = $81.560,890 x .65 (the reciprocal discount of .35 as a privately held company) =

$53,014,578

The above compares to reently independently Property appraised value of $40,975,00 and a reconstructed capitalized earnings value of $50,261,838 – as noted herein.

ILLA’s Business

International Land Alliance, Inc. (Stock Symbol: OTCQB: ILAL; website: www.ila.company), whose Employer Identification Number (EIN) is 463752361,. is an international land investment and development firm based in San Diego, California. Currently, the Company, as noted prior, is publicly-listed with 300 registered shareholders and 1,000 shareholders as non-objecting beneficial owners, reported under “NOBO.”

As its’ core mission, the Company states that it has embraced technology for sustainable and socially responsible solutions, in addition to using proptech and construction tech advanced applications to meet these goals. The Company is focused on acquiring attractive raw land primarily in Northern Baja California, often within driving distance from Southern California. The Company serves its shareholders by devoting considerable time and resources to seeking out the finest sites available and obtaining the necessary development permits to build a compelling portfolio of properties, which provide a diversity of investment and living options. The Company was incorporated in 2013 and their Auditors are listed below. According to management, all SEC reporting requirements are current.

Basis of Pricing Multiple Selected Given ILAL Public Traded Comparables

Listed below are 8 publicly-traded companies involved in various phases of real estate, with an average Price. Earnings Ratio of 28,89x as noted below:

20.37x + 37.01x + 11.90x + 31.80x + 39.39x + 32.89x = 173.36x divided by 6 = 28.89x

The EMCO/ Hanover Group

Merchant Bankers

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●	NVR, Inc.(NYSE: NVR; P/E: 20.37x)): This Company operates as a homebuilder in the United States. The company operates in two segments, Homebuilding and Mortgage Banking. It engages in the construction and sale of single-family detached homes, townhomes, and condominium buildings under the Ryan Homes, NVHomes, and Heartland Homes names. The company markets its Ryan Homes products to first-time and first-time move-up buyers; and NVHomes and Heartland Homes products to move-up and luxury buyers. It also provides various mortgage related services to its homebuilding customers, as well as brokers title insurance; performs title searches in connection with mortgage loan closings; and sells mortgage loans to investors in the secondary markets on a servicing released basis. The company primarily serves in Maryland, Virginia, West Virginia, Delaware, New Jersey, Eastern Pennsylvania, New York, Ohio, Western Pennsylvania, Indiana, Illinois, North Carolina, South Carolina, Florida, Tennessee, and Washington, D.C. NVR, Inc. was founded in 1980 and is headquartered in Reston, Virginia.

●	The St. Joe Company (NYSE: JOE; P/E: 37.01x) This Company, together with its subsidiaries, operates as a real estate development, asset management, and operating company in Northwest Florida. It operates through three segments: Residential, Hospitality, and Commercial. The Residential segment plans and develops residential communities of various sizes for homebuilders or retail consumers. It primarily sells developed homesites and parcels of entitled or undeveloped land. The Hospitality segment owns and operates a private membership club, golf courses, beach clubs, retail outlets, marinas, and other entertainment assets. This segment also engages in the hotel, food and beverage, and gulf-front vacation rental operations, as well as provides management services. The Commercial segment engages in leasing of commercial property, multi-family, a senior living community, and other assets. This segment also plans, develops, entitles, manages, and sells commercial land holdings for retail, office, hotel, senior living, multi-family, self-storage, and industrial uses; and grows and sells pulpwood, sawtimber, and other forest products. The company owns 170,000 acres of land in Northwest Florida. The St. Joe Company was incorporated in 1936 and is based in Panama City Beach, Florida.

The EMCO/ Hanover Group

Merchant Bankers

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●	D.R. Horton, Inc. (NYSE, DHI; P/E: 11.90x) This Company operates as a homebuilding company in East, North, Southeast, South Central, Southwest, and Northwest regions in the United States. It engages in the acquisition and development of land; and construction and sale of residential homes in 106 markets across 33 states under the names of D.R. Horton, America’s Builder, Express Homes, Emerald Homes, and Freedom Homes. The Company constructs and sells single-family detached homes; and attached homes, such as town homes, duplexes, and triplexes. It also provides mortgage financing services; and title insurance policies, and examination and closing services, as well as engages in the residential lot development business. In addition, the company develops, constructs, owns, leases, and sells multi-family and single-family rental properties; owns non-residential real estate, including ranch land and improvements; and owns and operates energy related assets. It primarily serves homebuyers. D.R. Horton, Inc. was founded in 1978 and is headquartered in Arlington, Texas.

●	Tejon Ranch Co. (NYSE: TRC; P/E: 31.80x) This Company, together with its subsidiaries, operates as a diversified real estate development and agribusiness company. It operates through five segments: Commercial/Industrial Real Estate Development, Resort/Residential Real Estate Development, Mineral Resources, Farming, and Ranch Operations. The Commercial/Industrial Real Estate Development segment engages in the planning and permitting of land for development; construction of infrastructure projects, pre-leased buildings, and buildings to be leased or sold; and sale of land to third parties for their own development. It is also involved in the activities related to communications leases, and landscape maintenance. This segment leases land to two auto service stations with convenience stores, 13 fast-food operations, a motel, an antique shop, and a post office; various microwave repeater locations, radio and cellular transmitter sites, and fiber optic cable routes; and 32 acres of land for an electric power plant. The Resort/Residential Real Estate Development segment engages in land entitlement, planning, pre-construction engineering, stewardship, and conservation activities. The Mineral Resources segment includes oil and gas royalties, rock and aggregate royalties, and royalties from a cement operation leased to National Cement Company of California, Inc.; and the management of water assets and infrastructure projects. The Farming segment farms permanent crops, such as wine grapes in 1,036 acres, almonds in 2,262 acres, and pistachios in 1,053 acres. It also manages the farming of alfalfa and forage mix on 626 acres in the Antelope Valley; and leases 720 acres of land for growing vegetables, as well as almonds. The Ranch Operations segment provides game management and ancillary land services comprising grazing leases and filming, as well as various guided hunts. Tejon Ranch Co. was founded in 1843 and is based in Lebec, California.

The EMCO/ Hanover Group

Merchant Bankers

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●	FRP Holdings, Inc. (NasdaqGS - FRPH; P/E: 39.39x) engages in the real estate businesses in the United States. The company operates through four segments: Asset Management, Mining Royalty Lands, Development, and Stabilized Joint Venture. The Asset Management segment owns, leases, and manages commercial properties. The Mining Royalty Lands segment owns various properties comprising approximately 15,000 acres under lease for mining rents or royalties primarily in Florida, Georgia, and Virginia. This segment also owns an additional 107 acres of investment property in Brooksville, Florida. The Development segment owns and monitors the use of parcels of land that are in various stages of development. The Stabilized Joint Venture segment owns, leases, and manages a 305-unit residential apartment building with approximately 14,430 square feet of first floor retail space; 264-unit residential apartment building with 6,758 square feet of retail space; and 294-unit garden-style apartment community located in Henrico County, Virginia that consists of 19 three-story apartment buildings containing 273,940 rentable square feet. FRP Holdings, Inc. was incorporated in 2014 and is based in Jacksonville, Florida.

●	Maui Land & Pineapple Company, Inc. (NYSE: MRI; P/E: 32.89x). This Company, together with its subsidiaries, develops, manages, and sells residential, resort, commercial, agricultural, and industrial real estate properties in the United States. It operates through Real Estate, Leasing, and Resort Amenities segments. The Real Estate segment is involved in the land planning and entitlement, development, and sale of its landholdings on Maui. This segment also provides licensed general brokerage services for properties in the Kapalua Resort and surrounding areas. The Leasing segment leases commercial, agricultural, and industrial land and properties; and licenses its registered trademarks and trade names, as well as provides stewardship and conservation services. This segment also operates ditches, reservoirs, and well systems that provide potable and non-potable water to West and Upcountry Maui areas. The Resort Amenities segment manages the operations of the Kapalua Club, a private non-equity club program that provides its members special programs, access, and other privileges at certain amenities at the Kapalua Resort. The Company owns approximately 23,000 acres of land on the island of Maui, Hawaii. Maui Land & Pineapple Company, Inc. was founded in 1909 and is based in Lahaina, Hawaii.y, Inc., (NYSE: MLP; P/E: together with its subsidiaries, develops, manages, and sells residential, resort, commercial, agricultural, and industrial real estate properties in the United States. It operates through Real Estate, Leasing, and Resort Amenities segments. The Real Estate segment is involved in the land planning and entitlement, development, and sale of its landholdings on Maui. This segment also provides licensed general brokerage services for properties in the Kapalua Resort and surrounding areas. The Leasing segment leases commercial, agricultural, and industrial land and properties; and licenses its registered trademarks and trade names, as well as provides stewardship and conservation services. This segment also operates ditches, reservoirs, and well systems that provide potable and non-potable water to West and Upcountry Maui areas. The Resort Amenities segment manages the operations of the Kapalua Club, a private non-equity club program that provides its members special programs, access, and other privileges at certain amenities at the Kapalua Resort. The Company owns approximately 23,000 acres of land on the island of Maui, Hawaii. Maui Land & Pineapple Company, Inc. was founded in 1909 and is based in Lahaina, Hawaii.

The EMCO/ Hanover Group

Merchant Bankers

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The Company’s Auditors

They are: M&K CPAS, PLLC - Website: www.mkacpas.com; Address: 363 N Sam Houston Pkwy E Ste 650, Houston, TX 77060; Telephone: (832) 242-9950. They are a full-service CPA firm with 4 Audit Partners based in Houston, TX that provides various finance, accounting and auditing services for growing micro and small-cap publicly traded companies across the United States. Their services include:

●	Audit & Assurance;
●	Accounting;
●	Financial Reporting, including that required by the SEC; and
●	Tax Fillings, Consulting, Audits, and Planning.

In addition to working with publicly traded companies such as ILAL, they offer services for personal tax services and consulting solutions, privately-held companies and more. As a registered Accounting firm with the Public Company Accounting Oversight Board, they are required to deliver reliable, high-quality expertise to each of their clients.

Balance Sheet Assets

Below are the assigned values by independent appraisal of the various Corporate Assets, consisting of 6 Properties, located in Southern California and Mexico’s Baja Region, based on GAAP Accounting versus their Appraised Value of $40,975,000 per below, which have been bolded in Black below plus their respective Differences by Project.

$1,350,000 (#1) + $6,000,000 (#2) + $16,000,000 (#3) + $2,775,000 (#4) + $13,500,000 (#5) + $1,350,000 (#6) = $40,975,000

1.)	Villas Del Enologo Ensenada, Baja California Acquired in 2017 : $1,000,000 (Costs); $1,350,000 (Appraisal Value) ; $350,000 (Difference).

The EMCO/ Hanover Group

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This is an expansion of Valle Divino, defined as ILAL’s prestigious community in Ensenada, Baja California, consisting of 2.6-acre parcel. It is a planned 24, 2B/2B Vineyard Villas with private wine cellar and is 50 miles south of San Diego.

2.)	Valle Divino Resort: This was acquired by the Company’s Founders in 2005 and then transferred to the Company in 2013: $250,000; $6,000,000 (includes option for additional 80 acres); $5,750,000

This is part of the Company’s master planned residential community of fantastic topography, supporting resort and residential facilities with views toward the mountains and sea. on 20 acres in Ensenada, Baja California. consisting of 208 residential & commercial lots plus a Clubhouse, wine tasting room, and 5-acre vineyard completed. ϖ Construction started on model homes with prices starting at $99K ϖ Directly east of the renowned Bajamar Ocean Front Hotel & Golf Course, 50 miles south of San Diego. The appraised value at $6.0M includes an option for additional 80 acres.

3.)	Oasis Park Resort was acquired by the Company’s Founders in 2002 and then transferred to the company in 2013: $850,000; $16,000,000 ; $15,150,000

This is an ecotourism, green community with 180° sea and mountain views from every home site. ϖ 497 acres in San Felipe, Baja California on the Sea Of Cortez. ϖ 1,344 residential and commercial lots. ϖ Restarted construction with the completion of the 2-mile access road to the water and the community entrance. ϖ Starting construction on waterfront clubhouse and model homes. ϖ Expect rising property values with completion of first section of expanding Coastal Highway, which is nearing completion and will allow for a 2-hour drive from the U.S.

4.)	Emerald Grove Estates in Southern California which was cquired in 2019: $1,100,000; $2,775,000 ; $1,675,000

This consists of 80 Acres of developable land with an 8,000 Sq. Ft. event venue. with 5,000 citrus trees, 20 acres of planned vineyards. And a 360-degree view. Just 8 Minutes from the world-famous Temecula Wine Country. It consists of four purchased 20-acre parcels for $1.1M. One parcel was sold for $630K and has a planned subdivision for 2 parcels.

The EMCO/ Hanover Group

Merchant Bankers

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5.)	Rancho Costa Verde Management acquired a 25% stake in 2021 and the further acquired the remaining 75% in 2023: $2,600,000; $13,500,000 ; $2,720,000

This is a 1,100-acre master planned second home, retirement home, and vacation home real estate community located on the east coast of Baja California, Mexico.

The Rancho Costa Verde real estate development was created in response to the 2008 recession at that time. In management’s opinion, recessionary times create motivation plus the inflationary home price increase will be for many Californians an opportunity to purchase relatively inexpensive real estate in northern Baja California. According to management, offers will consist of 1/4-acre home sites, starting as low as $22,500 and custom home construction from $94 per square foot, south of the small fishing village of San Felipe which is home currently to over 6,000 retired US citizens. The complex will be designed to be with a self-sustained. solar powered green community with a boutique hotel that takes advantage of the advances in solar and other green technology.ϖ Beachfront location with close proximity to the mountains and natural topography at Rancho Costa Verde has created breathtaking 180-degree sea and mountain views from almost every home. ϖ Sold over 1,000 residential lots to date and built 55 single family homes with 34 under construction.

6.)	Plaza Bajamar which was acquired in 2019: $1,000,000 $1,350,000 $350,000

This is a one acre site located within the gated master planned golf community of Bajamar Ocean Front Hotel and Golf Resort. It will consist of 2BR two-story units, 80 in total with fairway and ocean views from rooftop terrace. It has a Model home completed and site preparation ready for the remaining 21 villas in Phase I. The golf course is referred to as the Pebble Beach of Mexico.

Total per above 3 categories: $20,300,000; $40,975,000 ; $23,395,000.

The EMCO/ Hanover Group

Merchant Bankers

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Baja California, Mexico Sur Real Estate Market

The Residential Real Estate Market in Mexico is expected to register a CAGR of approximately 7% during the forecast period (2022-2027).

As 2021 was such an amazing year for both COVID-19 recovery and the real estate market, Nick Fong, the broker and founder of Ronival Real Estate, says that growth will continue – there is no slow-down in sight. As he mentioned in his 2021 market report, the only concern is inflation, which is manageable.

a.)	Baja California Real Estate Market Projections for 2022 and beyond

According to Nick Fong, the Baja California Sur real estate market will not let up in 2022 – strength will continue. As such, the momentum from the market as reported for 2021 will not stop in the foreseeable future. To elaborate, regarding the market in each city in Baja Sur, like Cabo San Lucas, Loreto, Todos Santos, La Paz and East Cape, to name just a few, the real estate market is quite robust. And, it will continue to strengthen as the year moves forward.

As Nick states in the video, there’s a primary reason for continued market strength. First, Baja California Sur is a destination where people want to live. Next, Baja Sur is where people want to invest. As he says, that’s due to the great popularity as a tourist destination.

b.)	Why Baja California Sur is so popular

To begin, according to Nick, the way of life and the weather is hard to beat. As he mentions, the Baja California Sur destinations provide a luxurious and affordable way-of-life. Also, one doesn’t even need to speak Spanish! As you’ll see, the English-speaking population makes life easy to manage no matter where you go throughout the area.

If you’re looking to buy real estate in Baja California Sur, be sure you buy sooner than later as prices are always on the rise. As another option, you may buy with pre-construction lock-in prices in various places throughout the area. Using this option, by the time that property is delivered to you, most likely it’s going to be valued at 20 or 30% more. That means that this is quite an awesome investment for ROI!

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c.)	A comparison of 2020 and 2021 real estate market reports in Baja California Sur

As quite a difficult year due to COVID-19, the second half of 2020 ended up with a nice rebound. To explain, there were 1168 units that closed, which represents $415M USD. 2021 had over a 500 percent increase in real estate sales volume – amazing! Also, there was over a 400 percent increase in the number of units sold that year.

To detail the 2021 real estate market report for 2021, 3840 units went under contract, many of which have already closed. To be specific, 2612 units have closed already. Interestingly, that represents $1.5B USD of real estate. And for those sales still under contract, it represents $800M USD of real estate sales waiting to be closed.

d.)	Baja California Sur Real Estate

Many Americans, Canadians, and people from other countries choose to make Los Cabos and other magical towns in Baja California Sur, Mexico, their home or vacation home. Discover how to purchase your dream home in Baja. Make an appointment with the top Real Estate Broker in Baja: Nick Fong of Ronival Real Estate & Property Management, featured on HGTV’s Beachfront Bargain Hunt.

Since 2010, Ronival Real Estate & Property Management has been helping clients find the best homes in Cabo and throughout Baja California Sur. And, they’re highly-skilled negotiators that’ll get you the best price. Ensenada is a city in Ensenada Municipality, Baja California, situated on the Pacific Coast of Mexico. Located on the Bahía de Todos Santos, the city had a population of

279,765 in 2018, making it the third-largest city in Baja California. The city is an important international trade center and home to the Port of Ensenada, the second-busiest port in Mexico. Ensenada is a major tourist destination, owing to its warm Mediterranean climate and proximity to the Pacific Ocean, and is commonly known as La Cenicienta del Pacífico (“The Cinderella of the Pacific”).

The EMCO/ Hanover Group

Merchant Bankers

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Ensenada was founded in 1882, when the small community of Rancho Ensenada de Todos Santos was made the regional capital for the northern partition of the Baja California Territory. The city grew significantly with the proliferation of mines in the surrounding mountains. While the Mexican Revolution curtailed much of Ensenada’s expansion, the onset of Prohibition in the United States transformed the city into a popular tourist destination for Americans seeking entertainment and alcohol. Ensenada’s reputation as a resort town was cemented by the 1950’s and 1960’s, which saw a construction boom and the city’s rise in international prominence outside of North America.

Today, Ensenada is a major economic and cultural hub for Baja California. The city is home to numerous universities, like the Ensenada Institute of Technology and the Autonomous University of Baja California, Ensenada. Ensenada is an important biotechnology hub and is home to numerous research institutions, like the Ensenada Center for Scientific Research. The city is a member of the UNESCO Creative Cities Network.

e.)	Baja California Current Capitalization Rate

The Residential Real Estate Market in Mexico is expected to register a CAGR of approximately 7% during the forecast period (2022-2027). I is expected that the Baja Region will perform better than this,

COVID-19 has impacted every aspect of the Mexican economy, just as it has the world economy. The real estate industry has suffered significant hurdles, particularly in terms of demand. Housing sales in Mexico City have dropped sharply from a high of 6,048 at the end of 2019 to 3,463 in the middle of 2020, owing to a lack of financial stability brought on by an unexpected recession.

Mexico’s housing market remains healthy, amidst improving economic conditions. The nationwide house price index rose by 7.72% during Q2 2021, following y-o-y increases of 6.59% in Q1 2021, 5.38% in Q4 2020. On a quarterly basis, house prices rose by 2.29% during Q2 2021.

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warm Mediterranean climate and proximity to the Pacific Ocean, and is commonly known as La Cenicienta del Pacífico (“The Cinderella of the Pacific”).

Current Financial Condition and Operating History plus Projected Operations

In the Attachments referred to herein is a copy of the Company’s filed SEC Financial Statements which are also on file in the Company’s corporate office, incorporating the recently acquired Properties.

Management: 5 Key members

The EMCO/ Hanover Group

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Management

Roberto Jesus Valdes

CEO, Chairman and Co-Founder

Mr. Valdes is the Co-founder of International Land Alliance, 2013. Prior to joining ILA, Mr. Valdes was the primary owner and director of Grupo Valcas since 2009. He was responsible for the preliminary master plan, Valle de Jatay, Ensenada, 2010; the master developer of Rancho Tecate Resort and Divino Fractional Wine Resort. He was on the Board of Directors, DUBCSA – Bajamar Ocean Front Resort Master Developer.

Frank A. Ingrande

President

Mr. Ingrande is the Co-founder of Rancho Costa Verde Development, 2008. He is a native San Diego resident with over 30 years of experience in the second-home industry and more than 20 years in the second-home market in Mexico. Mr. Ingrande has direct experience in acquiring, developing, and marketing real estate in Mexico. His educational background includes a Bachelor of Business Administration degree and a Master of Business Administration degree with an emphasis in Entrepreneurship and International Business from the University of San Diego. Mr. Ingrande holds a California Real Estate Salesperson License.

Jason Sunstein

Vice President Finance, Director and Co-Founder

Mr. Sunstein is the Co-founder of International Land Alliance, 2013. He has over 25 years of finance, mergers and acquisitions and general management experience. Since 1989, he has participated in a broad variety of both domestic and international structured investments and financings, ranging from debt and preferred stock to equity and developmental capital across a wide variety of infrastructure and corporate financings and has been involved in numerous start-ups, turnarounds and public companies. He has also been a director of several public and private companies.

Monica Gonzalez

Director of Operations

Ms. Gonzalez joined the company in 2017 and oversees all facets of engineering and construction. She is a member of the National College of Engineers and former President of the Ensenada Chapter of the National College of Engineers. She is responsible for determining manpower requirements for projects and ensuring that budgets and timelines are met and coordinating all schedules from subcontractors.

Michael A. Cresci

Vice President of Sales

Mr. Cresci has over 40 years of experience in sales and marketing management of master-planned communities and over 15 years of recent experience with master-planned communities in Baja California, Mexico. Mr. Cresci is co-founder and president of R-MAC which produced over $500,000,000 in Baja California real estate sales volume within ten years. Mr. Cresci's educational background includes a Bachelor of Marketing and Finance degree from the University of San Francisco. Mr. Cresci holds a California Real Estate Salesperson License, a Nevada Real Estate Broker License, and an Arizona Real Estate Broker License.

Robert R. Rios

Vice President of Marketing

Mr. Rios has over 30 years of experience in sales and marketing management of master-planned communities and over 15 years of recent experience with master-planned communities in Baja California, Mexico. Mr. Rios is co-founder and executive vice-president of R-MAC which produced over $500,000,000 in Baja California real estate sales volume within ten years. Mr. Rios is an accomplished public speaker and real estate sales trainer. Mr. Rios holds a California Real Estate Salesperson License, a Nevada Real Estate Broker License, and an Arizona Real Estate Broker License.

INTERNATIONAL LAND ALLIANCE

(OTCQB: ILAL) - 16

13

Track Record of Success

Our family of commercial, residential, and recreational land developments in Mexico

Costa
BAJAMAR
Luxury Condominiums

EL ENCANTO
Vacation Club, Baja California

Mision San Juan Capistrano
Bajamar Ensenada Baja California

Océano
DIAMANTE

Playa San Fermin
San Felipe Baja California

RT
RANCHO
TECATE

V
Vívelo
CLUB VACACIONAL

Definition of Fair Market Value (“FMV”)

For purposes of this opinion, the term, Fair Market Value, is defined as noted under the Internal Revenue Service Code [per Revenue Ruling 59-60, subsequently noted, and the American Society of Appraisers Business Valuation Standards; also, the wording is virtually identical in Reg. 1.170A- 1(c)(2) ( income tax, charitable contributions of property); see Reg. 20.2031-1(b) (second sentence) (estate tax), 25.2512-1 (second sentence) (gift tax)] as: “the amount at which property would exchange hands between a willing buyer and a willing seller, when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and when both parties have reasonable knowledge of relevant facts. [as is the case herein presented].”

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Note should also be made of the IASB’s IAS 39 (updated by IFRS 9), further described herein plus the new requirements under SFAS 141R, Business Combinations for disclosures (particularly paragraphs 67-73) and deal costs (paragraphs 43-46).

Valuation Considerations

Before any Method of Valuation can be selected, the valuation of closely held securities [as is the case herein] requires consideration of a number of relevant factors that may influence the market price. The primary 12 factors below are recognized by the Tax Courts, the Internal Revenue Service, and what professional investors generally consider before making an investment or purchase of the securities under investigation. Once this information has been assembled and reviewed, then one can determine what the best method of valuation might be.

●	The nature and history of the business enterprise;
●	The outlook of the economy and the specific industry;
●	The book value and the financial condition of the business;
●	The determinate on of what business enterprises might or might not be comparable;
●	Current market conditions in the Financial Marketplace;
●	The earnings capacity of the business;
●	The dividend paying capacity of the business;
●	The nature and value of the tangible and intangible assets (goodwill) of the business;
●	The market price of securities of publicly traded corporations engaged in the same or similar lines of business;
●	The marketability, or lack thereof, of the securities;
●	The existence, if any, of a control premium with regard to the block of securities being valued; and
●	Sales of the stock and the size of the block of the stock to be valued.

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These considerations are outlined and described in Revenue Ruling 59-60, 1959-1 CB 237, as modified by Revenue Ruling 65-193, 1965-2 CB 370, and Revenue Ruling 77-287, IRB 1977-33. Although Revenue Ruling 59-60 specifically addresses itself to stock valuations for gift and estate tax purposes, the principles set forth may be applied to a wide spectrum of valuation problems, including those related to stockholder buy/sell agreements, mergers and acquisitions, Employee Stock

Ownership Plans, corporate reorganizations, marital dissolutions, and bankruptcy.

Valuation Methods: Fair or Fair Market Value – The Four Primary Methods

There are four primary methods of valuation that are most used and accepted are: Asset Value; Income Value; Market Comparisons and Industry Standards. Each is described below and are considered to be an outgrowth of Revenue Ruling 59-60.

●	Asset: This considers the business to be a collection of assets that have a marketable value to a third party in an asset sale. Asset valuations are typically used for businesses that are ceasing operation and for specific types of businesses such as holding companies and investment companies. Asset valuation methods include the book value method, the adjusted book value method, the economic balance sheet method, and the liquidation method.

●	Income: Under this method valuations are based on the premise that the current value of a small business is a function of the future value that an investor can expect to receive from purchasing all or part of the business. Income valuations are the most widely used type of valuation. They are generally used for valuing small businesses that are expected to continue operating for the foreseeable future. Income valuation methods include: the capitalization of earnings method, the discounted future income method, the discounted cash flow method, the economic income method, plus other formula methods. Caution has to be exercised here because its use is highly dependent upon the continuation of the level of historical earnings and projected economic trends which as we know can often change during a company’s business cycle.

●	Market Comparison: This is based upon current conditions amongst active business buyers, recent buy-sell transactions, and other fairly comparable business entities. Financial attributes of these comparable companies and the prices at which they have transferred can server as strong indicators of fair market value of the subject company. One of the best examples of this is the capitalization determinations of publicly-traded companies as expressed on the various publicly-traded market exchanges, like the NYSE or for smaller companies, the OTC Market (Over-the-Counter).

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●	Industry Standards: Often times a particular industry, like the distribution and separately a service business, is valued based on a multiple of its annual revenues. However, caution has to be used here for many companies are a composure of multiple industries and thus it is not unusual to find an appraiser using more than one valuation methods in determining the value of a business enterprise.

If the market for a financial instrument is not active, then an entity can establish fair value by using valuation technique/ guidelines, as defined and referenced above particularly under the four primary methods as originally set out under Revenue Ruling 59-60 along with that presented under the AICPA’s IAS 39 Financial Instruments: Recognition and Measurement. . . . . A valuation technique: (a) incorporates all factors that market participants would consider in setting a price and (b) is consistent with accepted economic methodologies for pricing financial instruments.

Valuation Methods Selected

For purposes of this Valuation, EMCO/ Hanover selected both the Income - Price/ Earnings, Independent Appraisals and the Industry Standard Methods of Valuation - aka The Market Capitalization Rate based on the CAGR and projected profit return.

In Los Angeles County the current CAP rate is 4.89% whereas EMCO/ Hanover used a more conservative rate of 6.31% (the average of 4.89% and 7.72% as noted herein). This was to better reflect the Fair Market Value of the company being acquired so as to more properly determine its true value, given the large amount of pre-existing sales of the Property Lots acquired by selective customers..

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a,) Baja California Current Capitalization Rate

The Residential Real Estate Market in Mexico is expected to register a CAGR of approximately 7.78% during the forecast period (2022-2027). It is expected that

Baja Region will perform better than this. COVID-19 has impacted every aspect of the Mexican economy, just as it has the world economy. The real estate industry has suffered significant hurdles, particularly in terms of demand. Housing sales in Mexico City have dropped sharply from a high of 6,048 at the end of 2019 to 3,463 in the middle of 2020, owing to a lack of financial stability brought on by an unexpected recession, but has recently returned to a more positive level, given in part because of the decline in Covid-19 cases.

Mexico’s housing market remains healthy, amidst improving economic conditions. The nationwide house price index rose by 7.72% during Q2 2021, following y-o-y increases of 6.59% in Q1 2021, 5.38% in Q4 2020. On a quarterly basis, house prices rose by 2.29% during Q2 2021. At a 6.31% CAP rate the assigned value would had resulted in a value of $44,746,82 but by using pre-tax profits as the basis for calculation vs. the assigned costs in place of direct operating costs, noted below.

$2,823,522 divided by 6.31% (per above) = $44,746,782

Although EMCO/ Hanover believes that a capitalization rate of 6.31% (4.89% + 7.72% divided by 2) would be more appropriate, given the climatics of the Baja plus the increased demand and interest of the area based on the rising housing prices in Southern California. However, if one removed the Corporate General and Administrative Costs of $348,000 then the effective Capitalization would increase to the more comparative valye of: $50,261,838

$2,823,522 + $348,000 =$3,171,522 divided by 6.31% = $50,261,838

b.) Price/ Earnings Ratios for the Real Estate Industry

According to Investopedia, determining the value of real estate investments depends on the type of investment in question. When it comes to valuing physical property, people tend to do so with appraisals, which measure the worth of a property and the land on which it sits. This is done by measuring a number of criteria including comparable homes and available amenities that are nearby.

But real estate companies under SIC Code 655 - Land Sub-dividers And Developers under which ILLA is classified, can be evaluated by using the P/E ratio, just like companies in any other industry.

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Although the real estate sector is not universally defined, it generally includes real estate income trusts (REITS), property managers, and property developers. It is common for established real estate companies to trade at 35x to 45x forward earnings.

c.) Different Price-to-Earnings Models

There are a few different places you can turn to in order to get some average P/E ratios already calculated for the real estate—and other—industries. Here are two.

Further noted is NYU’s Stern School which publishes P/E data for different industries and breaks real estate into four categories and lists their current P/E as of January 2022 as follows:

●	REITs: 118.59
●	Real estate development: 270.18
●	General and diversified real estate: 34.41
●	Real estate operations and services: 91.59

The data combines all REITs under one umbrella—a total of 238 firms. The school’s most current data available, as noted above, was published as of January 2022. Real estate developers forward P/E is 711.91. General and diversified real estate companies forward P/E is 49.77. Comparative selected wereFirms engaged in real estate services and related activities, such as home construction./

Appraiser’s Opinion

For purposes of this valuation, EMCO/ Hanover has relied on certain information supplied by the Client and certain of its outside advisors - including that referred to herein or available under public domain. As such, EMCO/ Hanover does not attest to the accuracy or reliability of this information or to any subsequent events, including the financial projections or management’s estimates of property values used herein which might or might not affect their accuracy or reliability, either positively or adversely, since the date of this opinion.

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The Undersigned’s Credentials

a,) General Experience

Given his vast and highly diverse background, as noted above, over his extensive career in the corporate and financial world as an Adviser and a Senior Corporate Executive – Worldwide, Mr. Barren’s credentials have been accepted as a valuation specialist and Court expert witness in more than 55 Cases by: the U.S.Internal Revenue Service (IRS), the U.S. Tax Court, the U.S. Securities & Exchange Commission (SEC), the U.S. Financial Industry Regulatory Authority (FINRA), the U.S. District and various State Courts plus in the U.S. Banking Industry where he has been approved by the Federal Deposit Insurance Corporation (FDIC), the regulatory agency for the U.S. banking system. He has further been accepted by the California Department of Insurance.

Given his vast and highly diverse background, over his extensive career in the corporate and financial world of fifty years (50) as an Adviser and a Senior Corporate Executive – worldwide, the Undersigned’s credentials have been accepted as an Investment Banker, a business writer with some 400 articles primarily distributed through Thomson-Reuters (one of the largest media companies in the World) and Bloomberg, valuation specialist and Court expert witness in more than 55 Cases and 500 estate or business valuations by: the U.S. Internal Revenue Service (IRS), the U.S. Tax Court, the U.S. Securities & Exchange Commission (SEC), the U.S Financial Industry Regulatory Authority (FINRA), the U.S. District and various State Courts plus in the U.S. Banking Industry where he has been approved by the Federal Deposit Insurance Corporation (FDIC), the regulatory agency for the U.S. banking system. He has further been accepted by the California Department of Insurance.

The Undersigned’s vast and highly diverse background covers some 50 years. His extensive career in the corporate and financial world (Price Waterhouse, Walston & Co, Inc, as a Vice President, Delafield Childs as a Senior Vice President = both members of the New York Stock Exchange (NYSE), and Goodway, Inc.(then AMEX listed) as a Senior Vice President) is as an Adviser, Public and Investor Relations Specialist, Venture Capitalist, Investment Banking, Merger and Acquisition expert, plus I have been an accepted journalists in more than 375 worldwide published or referenced articles - including Thomson-Reuters and Bloomberg, capital expert in more than $5.0 billion in capital transactions and a Senior Corporate Executive/ Advisor – worldwide to more than 400 companies

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From 1978 through 1995, Mr. Barren authored and conducted advanced courses in a variety of various subject matters: CRISIS MANAGEMENT, CORPORATE LITIGATION SUPPORT plus CAPITAL SOURCING under the Continuing Professional Education (CPE) program of the then 32,000-member California Certified Public Accountants Foundation for Education and Research, the 35,000-member State of New York, and the 30,000-member Texas Society of Certified Public Accountants.

During the 1980’s and 1990’s, Mr. Barren appeared on various radio and television shows as an expert in business and the U. S. economy. Between 1991-1993, he was a guest speaker to a number of Price Waterhouse’s (now PriceWaterhouseCoopers) CFO Forums in Southern California plus acted as a panel judge for Ernst & Young’s Annual Entrepreneurial Awards for 1991-92. For 2001, Mr. Barren was also appointed to the Editorial Advisory Board of Prentice-Hall. Currently, Mr. Barren is a continual editorial contributor to Live Trading News, whose publisher represents Thomson-Reuters in the Far East.

From 1990 to 2002, Mr. Barren taught courses as a part-time visiting lecturer for the Anderson Graduate School of Business-UCLA, The University of Southern California; Pepperdine University’s Executive MBA Program plus Whittier College of Law and Chapman University’s School of Law. In 1995-1996, Mr. Barren co-instructed various “workshop” courses in loan documentation and valuation procedures for Sanwa Bank, then one of the top five international banks.

In litigation support as an expert witness, Mr. Barren has been accepted as a multi-industry expert in more than 55 cases, including currently as an expert witness in the 2022-2023 condemnation Case: San Bernardino County Transportation Authority v. Lino Leon, Maria Salas et al., Case Number - CIVSB2215088.

Other Case Involvements as an Expert Witness have been against such industry leaders like The Chase Manhattan Bank, Merrill Lynch, Wells Fargo Bank and The Ford Motor Company - representing a variety of capital transactions involving all types of capital, plus minority shareholder interest, management and their fiduciary responsibilities, executive and employee compensation, wrongful employment terminations, corporate valuations plus a diversity of corporate transactions, including mergers and acquisitions. As such, he has given testimony in both District and State Courts plus the U.S. Tax Court and before the IRS plus acted as an expert on behalf of the Securities and Exchange Commission. During his 50-year career, he has written more than 500 valuation and fairness opinions.

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Further Mr. Barren has received more than 60 accolades from: The White House, The U.S. Congress (the Senate and House of Representatives), various District and State Counts plus the Central American Parliament plus the People’s Republic of China regarding his role as a Chief Executive Officer, Board Member and consultant in regard to emerging Middle Market Companies plus those in financial recovery.

b.) In Real Estate Specifically

In real estate and related services, Mr. Barren has been active as an advisor both nationally and internationally. A variety of involvements have included: corporate management at Pearson & Johnson (Bevilacqua & Schikore), a prime contractor involved in the rebuilding of certain residential properties in Oakland, CA after its fire in the1990s; Jardine Matheson’s entry into the real estate market in Japan through a joint venture (K.K. Halifax - Japan and Indonesia) with Pacific Architects and Engineers (Alaska, California and the Middle East) plus its commercial real estate affiliate, Klabin Associates (Los Angeles); clean up and disposition of Builders Investments Group’s hotel operations—some 40 properties, nationwide: including its public listing to Wynn Enterprises (Las Vegas); Holiday Inn (Las Vegas); Esso Europe’s hotel/motel operations in the United Kingdom and on the continent, now part of The Bass Group (formerly -Crest Hotel Group, UK); Jon Douglas Realty (now Coldwell Banker); plus Century West Development (residential and commercial) and Chabad of the Valley (residual, commercial and land for development - Los Angeles, CA) plus numerous personal estate valuation matters along with Condemnation Valuation Opinions.

Mr. Barren’s other related involvements were: CalMark Properties, Inc. multiple commercial real estate holdings, nationwide - including Illinois, Florida, California and Texas; Fidelity REIT located in Florida; Glen Ivy Financial timeshares, nationwide; and Gunn Land and Development Australia plus China - real estate investments plus hotel ownership/ management under Shenyang Holiday Building Co. Ltd.; in addition, a major assisted-care development for the elderly where a 12,000 Unit, 4-parcel project in Baotou had been proposed for development along with RGF Land Sdn Bhd. and its Genting Highland Hill Project (a $300 million development in Malaysia authorized to do legalized gambling) along with Siamons International, Inc. which develops and commercializes mold and mildew control products in the United States and Europe. Mr. Barren has further done numerous valuations - over 100 valuations - regarding estate planning involving residential and commercial real estate for the Internal Revenue Service.

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Currently, Mr. Barren is acting as the Defendant’s Expert in a condemnation foreclosure case in Southern California against a County Government.

c.) In Mexico

Mr. Barren has been involved in a cross-section of assignments, involving Mexican and its Maquiladoras Program, for such companies as: Virco Industries in the sale of its Mexican manufacturing facilities; Maxon Industries, including its affiliates, in regard to what fair market value should be assigned to its various Mexican manufacturing facilities; The Mexmil Company, a U.S. based company involved in the aerospace business, whose sole manufacturing facility was in Mexicali, where it was necessary to determine a basis for built-in capital gains when transitioning from a C-Corp to S-Corp.; Infertek, Inc. - a computer software company, which was involved in consultation for the North American Free Trade Association (NAFTA) and its desire to establish new manufacturing opportunities for companies located north of the Mexican border; EDM International, the southwestern agency for Federal Express whose processing center was moved across the border from El Paso into Mexico; and Rocket Industries, Inc., a manufacturer of chrome plated automotive wheels.

For a more detailed description of the Appraiser’s professional background, see www.emcohanover.com where the Undersigned is the Chairman.

Respectfully submitted,

The EMCO/ Hanover Group

Bruce W. Barren,

Chairman

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Attachments Below: are an integral Part of the Opinion Rendered herein and are located at the Company’s Corporate Offices

●	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549, FORM 10-K. ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2021
●	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-Q ☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the quarterly period ended September 30, 2022
●	Copy of Investor Presentation by ILAL: February 2023
●	CONFIDENTIAL PRIVATE PLACEMENT PRELIMINARY INVESTMENT PROPOSAL Baja California Norte, Mexico PRESENTED BY INTERNATIONAL LAND ALLIANCE, INC. as of November 2022
●	International Land Alliance Reports January Sales Results: Gross of revenues in excess of $1.3M for best January in history of the Company - SAN DIEGO, CALIFORNIA, February 14, 2023 (International Land Alliance, Inc. (OTCQB:ILA; Gross of revenues in excess of $1.3M for best January in history of the Company

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